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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 1999

                               BAAN COMPANY N.V.

                           Baron van Nagellstraat 89
                               3770 LK Barneveld
                                The Netherlands
                                      and
                         2191 Fox Mill Road, Suite 500
                          Herndon, Virginia, USA 20171
                   (Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F    X     Form 40-F           .
                              -------             --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes          No    X    .
                               -------     --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   82 -  N.A.
                                        -----

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

                               BAAN COMPANY N.V.
                                    FORM 6-K

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Financial Information (unaudited):
  Condensed Consolidated Balance Sheets as of June 30, 1999
     and December 31, 1998..................................    3
  Condensed Consolidated Statements of Operations for the
     three and six months ended June 30, 1999 and 1998......    4
  Condensed Consolidated Statements of Comprehensive Income
     (Loss) for the three and six months ended June 30, 1999
     and 1998...............................................    5
  Condensed Consolidated Statements of Cash Flows for the
     six months ended June 30, 1999 and 1998................    6
  Notes to Condensed Consolidated Financial Statements......    7
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   12

                               BAAN COMPANY N.V.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               JUNE 30,     DECEMBER 31,
                                                                 1999           1998
                                                              -----------   ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 121,003     $ 205,751
  Marketable securities.....................................         694         1,080
  Accounts receivable, net of allowance for doubtful
     accounts of $41,474 in 1999 and $46,595 in 1998........     236,578       252,129
  Income tax receivable.....................................      21,841        45,045
  Due from related parties..................................       5,060         6,297
  Other current assets......................................      64,240        67,032
                                                               ---------     ---------
          Total current assets..............................     449,416       577,334
Property and equipment, at cost.............................     117,433       129,267
Less accumulated depreciation and amortization..............     (74,203)      (66,569)
                                                               ---------     ---------
Net property and equipment..................................      43,230        62,698
Software development costs, net of accumulated amortization
  of $37,899 in 1999 and $22,620 in 1998....................      80,532        78,319
Intangible assets, net of accumulated amortization of
  $42,219 in 1999 and $32,336 in 1998.......................      86,782        52,644
Other non-current assets....................................      36,550        52,156
                                                               ---------     ---------
          Total assets......................................   $ 696,510     $ 823,151
                                                               =========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion of long-term
     debt...................................................   $  10,314     $     523
  Accounts payable..........................................      66,521        74,508
  Accrued liabilities.......................................     118,519       179,529
  Income taxes payable......................................      20,390        43,441
  Other current liabilities.................................      10,908         7,529
  Deferred revenue..........................................     129,380       147,933
                                                               ---------     ---------
          Total current liabilities.........................     356,032       453,463
Long-term debt..............................................     190,232       191,013
Long-term deferred revenue..................................      15,653        17,831
Other long-term liabilities (includes $19,000 due to related
  parties in 1999)..........................................      21,772         4,084
Commitments and contingencies
Shareholders' equity:
  Common shares, par value -- NLG 0.06 per share,
     700,000,000 shares authorized; 206,576,559 and
     204,886,317 issued and outstanding in 1999 and 1998,
     respectively...........................................       6,224         6,193
  Additional paid-in capital................................     394,018       387,406
  Accumulated deficit.......................................    (263,533)     (235,261)
  Accumulated other comprehensive loss......................     (23,888)       (1,578)
                                                               ---------     ---------
     Total shareholders' equity.............................     112,821       156,760
                                                               ---------     ---------
          Total liabilities and shareholders' equity........   $ 696,510     $ 823,151
                                                               =========     =========

The accompanying notes are an integral part of these financial statements.

                               BAAN COMPANY N.V.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED     SIX MONTHS ENDED
                                                           JUNE 30,              JUNE 30,
                                                      -------------------   -------------------
                                                        1999       1998       1999       1998
                                                      --------   --------   --------   --------
Net revenues:
  License revenue (includes revenues from related
     parties of $5,000 for the three and six months
     ended June 30, 1999, and $32,640 and $50,821
     for the three and six months ended June 30,
     1998)..........................................  $ 54,350   $131,254   $119,528   $224,159
  Maintenance and service revenue...................   118,450     98,825    229,043    185,397
                                                      --------   --------   --------   --------
          Total net revenues........................   172,800    230,079    348,571    409,556
Cost of revenues:
  Cost of license revenue...........................    12,897      6,444     27,289     13,620
  Cost of maintenance and service revenue...........    85,997     67,879    170,542    136,875
                                                      --------   --------   --------   --------
          Total cost of revenues....................    98,894     74,323    197,831    150,495
                                                      --------   --------   --------   --------
Gross profit........................................    73,906    155,756    150,740    259,061
                                                      --------   --------   --------   --------
Operating and non-recurring expenses:
  Sales and marketing...............................    36,536     53,110     85,593    100,608
  Research and development..........................    30,962     35,453     67,750     66,128
  General and administrative........................    17,255     27,852     34,117     50,192
  Non-recurring expenses............................       424     14,400        424     14,400
                                                      --------   --------   --------   --------
          Total operating and non-recurring
            expenses................................    85,177    130,815    187,884    231,328
                                                      --------   --------   --------   --------
Income (loss) from operations.......................   (11,271)    24,941    (37,144)    27,733
Other income (expense), net.........................    (1,864)       164     (3,246)       513
                                                      --------   --------   --------   --------
Income (loss) before income taxes...................   (13,135)    25,105    (40,390)    28,246
Provision (benefit) for income taxes................    (3,941)     8,034    (12,118)     9,039
                                                      --------   --------   --------   --------
Net income (loss)...................................  $ (9,194)  $ 17,071   $(28,272)  $ 19,207
                                                      ========   ========   ========   ========
Net income (loss) per share
  Basic.............................................  $  (0.04)  $   0.09   $  (0.13)  $   0.10
  Diluted...........................................  $  (0.04)  $   0.08   $  (0.13)  $   0.09
Shares used in computing per share amounts
  Basic.............................................   210,889    197,275    210,444    195,953
  Diluted...........................................   210,889    212,000    210,444    211,699

The accompanying notes are an integral part of these financial statements.

                               BAAN COMPANY N.V.
                      CONDENSED CONSOLIDATED STATEMENTS OF
                          COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                        THREE MONTHS ENDED    SIX MONTHS ENDED
                                                             JUNE 30,             JUNE 30,
                                                        ------------------   ------------------
                                                          1999      1998       1999      1998
                                                        --------   -------   --------   -------
Net income (loss).....................................  $ (9,194)  $17,071   $(28,272)  $19,207
Other comprehensive income (loss):
  Currency translation adjustment.....................    (4,973)    1,811    (22,310)     (756)
                                                        --------   -------   --------   -------
Comprehensive income (loss)...........................  $(14,167)  $18,882   $(50,582)  $18,451
                                                        ========   =======   ========   =======

The accompanying notes are an integral part of these financial statements.

                               BAAN COMPANY N.V.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Operating activities:
Net income (loss)...........................................  $(28,272)  $ 19,207
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................    38,441     21,657
     Provision for doubtful accounts........................     3,719        761
     Write-off of software development costs................        --      9,600
     Changes in operating assets and liabilities, net of
      acquisitions:
       Accounts receivable..................................    (4,699)   (46,401)
       Due from related parties.............................    (8,605)    38,979
       Other current assets.................................    27,591    (13,229)
       Accounts payable.....................................    (1,309)   (28,812)
       Accrued liabilities..................................   (56,741)    11,569
       Income taxes payable.................................   (17,467)   (29,683)
       Deferred revenue.....................................   (20,295)    63,662
                                                              --------   --------
Net cash provided by (used in) operating activities.........   (67,637)    47,310
                                                              --------   --------
Investing activities:
Property and equipment purchased............................    (1,860)   (17,253)
Property and equipment sold.................................     5,611         --
Proceeds from the sale of subsidiaries and investments......        --      8,891
Increase in capitalized software development costs..........   (17,561)   (10,424)
Payment for acquisitions and investments, net of cash
  acquired..................................................    (4,940)    (6,413)
Purchase of marketable securities...........................      (428)   (91,575)
Proceeds from the sale/maturity of marketable securities and
  short-term investments....................................       814    105,080
Other.......................................................       674     (6,127)
                                                              --------   --------
Net cash used in investing activities.......................   (17,690)   (17,821)
                                                              --------   --------
Financing activities:
Net borrowings under short-term credit facilities...........     9,758        454
Payments of long-term debt..................................      (744)      (266)
Proceeds from issuance of common shares.....................     6,581     29,283
                                                              --------   --------
Net cash provided by financing activities...................    15,595     29,471
                                                              --------   --------
Effect of foreign currency exchange rates on cash and cash
  equivalents...............................................   (15,016)       404
                                                              --------   --------
Increase (decrease) in cash and cash equivalents............   (84,748)    59,364
Cash and cash equivalents at beginning of period............   205,751    111,417
                                                              --------   --------
Cash and cash equivalents at end of period..................  $121,003   $170,781
                                                              ========   ========
Supplemental disclosure of non-cash activities:
Conversion of subordinated notes to common stock............  $     --   $  8,302
                                                              ========   ========

The accompanying notes are an integral part of these financial statements.

                               BAAN COMPANY N.V.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

     The condensed consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles for interim financial statements. These condensed consolidated financial statements do not represent the Dutch statutory financial statements.

BUSINESS

     Baan Company N.V. (the "Company" or "Baan") is incorporated in The Netherlands. The company is a global provider of enterprise business solutions that address enterprise technology needs. It offers a comprehensive portfolio of integrated, best-in-class, component-based applications and services that span an organization's entire value chain, including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Available on the leading internet/intranet, client/server, and database platforms, Baan enterprise solutions are currently in use at 12,000 customer sites worldwide. The Company sells and supports its products through corporate headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA; Business Support Centers in three main locations located in The Netherlands, the United States and India; and direct and indirect distribution channels.

INTERIM FINANCIAL INFORMATION

     The accompanying condensed consolidated financial statements at June 30, 1999 and for the three and six months ended June 30, 1999 and 1998 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the consolidated financial position at such date and the consolidated operating results and cash flows for those periods. Consolidated results for the three and six months ended June 30, 1999 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1998 has been derived from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1998 included in the Company's Form 20-F filed with the Securities and Exchange Commission.

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies in which the Company has significant influence are accounted for under the equity method. Investments in companies in which the Company does not have significant influence are carried at cost or estimated realizable value, if less.

PER SHARE INFORMATION

     Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and convertible securities when

                               BAAN COMPANY N.V.

                                  (UNAUDITED)

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

the effect is dilutive. The computation for net loss per share excludes any anti-dilutive common equivalent shares.

     The following table sets forth the computation of basic and diluted income per share for the three and six months ended June 30, 1999 and 1998 (in thousands, except per share amounts):

                                                 THREE MONTHS           SIX MONTHS
                                                ENDED JUNE 30,        ENDED JUNE 30,
                                              -------------------   -------------------
                                                1999       1998       1999       1998
                                              --------   --------   --------   --------
Numerator:
  Net income (loss).........................  $ (9,194)  $ 17,071   $(28,272)  $ 19,207
                                              ========   ========   ========   ========
Denominator:
  Denominator for basic income (loss) per
     share -- weighted average shares.......   205,889    197,275    205,444    195,953
  Common stock equivalents..................     5,000     14,725      5,000     15,746
                                              --------   --------   --------   --------
  Denominator for diluted income (loss) per
     share -- adjusted weighted average
     shares and assumed conversions.........   210,889    212,000    210,444    211,699
                                              ========   ========   ========   ========
Basic income (loss) per share...............  $  (0.04)  $   0.09   $  (0.13)  $   0.10
Diluted income (loss) per share.............  $  (0.04)  $   0.08   $  (0.13)  $   0.09

     Included in the computation of diluted earnings per share at June 30, 1999, were approximately 5 million of shares issuable upon the exercise of the subscription of common shares from the $75 million equity investment from Fletcher International Limited in December 1998. At June 30, 1999 and 1998, approximately 8.6 million and 8.7 million, respectively, of shares issuable upon conversion of the Company's convertible subordinated notes were excluded from the computation of diluted earnings per share because the effect was antidilutive. For the three and six months ended June 30, 1999, 3.9 million and
3.7 million, respectively, common equivalent shares were excluded from the computation of diluted earnings per share because the effect was antidilutive.

RECLASSIFICATIONS

     Certain prior period amounts have been reclassified to conform to the current period presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is evaluating the impact of SFAS 133.

                               BAAN COMPANY N.V.

                                  (UNAUDITED)

2  LITIGATION

     The Company is party to legal proceedings from time to time. There are no such proceedings currently pending which the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs, and, therefore, there can be no assurances that any litigation which is now pending or which may arise in the future will not have such a material adverse effect.

     In October of 1998, the Company and certain of its current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Seven additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated certain of the U.S. securities laws by making purportedly false and misleading statements about the Company's operations during the period from in or around the end of January 1997 through mid-October 1998. The Company has retained outside counsel and intends to vigorously defend. The several actions have been consolidated and lead plaintiffs and counsel have been named. On August 4, 1999, the Company moved to dismiss the actions on grounds, inter alia, that: (i) the U.S. Courts do not have subject matter jurisdiction over the claims of shareholders who purchased Baan securities on foreign (non-U.S.) exchanges -- and such foreign traders appear to comprise approximately 80% of the purported class, and (ii) the complaint fails to adequately plead alleged claims for securities violations. Plaintiffs have until October 4, 1999 to submit their response. All discovery in the case has been stayed pending resolution of the Company's motion.

3  TRANSACTIONS WITH RELATED PARTIES

     Jan Baan, formerly Chief Executive Officer and a Managing Director of the Company, and J.G. Paul Baan, formerly a Supervisory Director of the Company, and the Company's founders, effectively control a Netherlands limited liability company called Vanenburg Group B.V. ("VG," formerly Baan Investment B.V. and Vanenburg Ventures B.V.). As of April 9, 1999, VG has advised that it owns approximately 20% of the Company's outstanding Common Shares. As described further below, the Company has entered into various agreements with entities owned or controlled by VG and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, such related parties. The Company believes that all such transactions have been entered into in the ordinary course of business and have been on terms no less favorable than would have been obtained from unrelated third parties. Since 1998, it has been Company policy to have all material agreements with VG approved by the independent directors of the Company's Supervisory Board, and information on all material VG relationships has also been provided to the Company's Audit Committee.

     The Company's Indirect Channel. As part of its efforts to penetrate the midmarket, the Company and VG entered into a joint venture agreement in the fourth quarter of 1997 under which Baan Midmarket Solutions ("BMS") was created (85% owned by VG, 15% by the Company). BMS would act as the wholesaler to the indirect channel distributors and resellers, and would provide training, lead generation and sales support to further develop and sustain the channel. Over the course of 1998, BMS more than doubled the number of channel partners selling the Company's products into the midmarket -- ending 1998 with approximately 230 Value Added Resellers ("VARs"). For the three and six months ended June 30, 1998, the Company recognized $32.6 million and $47.9 million, respectively, from sales of licenses to BMS. In light of the Company's acquisition of core BMS assets in January 1999 (described below), the Company recognized no revenues from BMS from the first quarter of 1999 forward.

     Of the approximately 230 VARs, approximately 15 are owned by VG and comprise the Vanenburg Business Systems network ("VBS", formerly known as the Baan Business Systems network). During the first

                               BAAN COMPANY N.V.

                                  (UNAUDITED)

3  TRANSACTIONS WITH RELATED PARTIES -- (CONTINUED)

quarter of 1998, the Company recognized $2.9 million from the assignment of a number of customer contracts to VBS. Thereafter, VBS, like the other VARs in the Baan indirect channel, purchased licenses for resale directly from BMS. Consequently, the Company recognized no revenue from VBS from the second quarter of 1998 forward. And although the Company purchased the core BMS assets in January of 1999 (as described below), the current VBS agreement (assumed by the Company, along with all VAR agreements, as part of the BMS acquisition) requires VBS to purchase licenses of the Company's products for resale from an independent third-party distributor. Consequently, since VBS will not be purchasing licenses directly from the Company, the Company does not expect to recognize license revenue from VBS going forward.

     The Company's Acquisition of Core BMS Assets. In January 1999, the Company entered into an agreement with VG pursuant to which the Company purchased (or was assigned) all VAR agreements that had previously been assigned to BMS and/or that BMS had entered into since its creation. Approximately 130 BMS employees also transferred to the Company as part of the transaction.

     The purchase price is comprised of the following: (i) $2 million paid in cash upon execution, representing one-half the total discount negotiated by a third-party distributor that purchased the BMS inventory existing at the end of 1998; and (ii) a three-year, 15% royalty on the Company's net revenues from its indirect channel that includes a minimum payment and maximum potential earn out. The minimum guaranteed payment is approximately $41 million. To the extent this minimum is not earned in full via the royalty, the Company would be obligated to pay VG the difference between the earned amounts and the minimum guaranty. The maximum potential earn-out is the guaranteed minimum payment plus up to an additional $44 million.

     A more detailed summary of the Baan indirect channel, and BMS's role in it, is set forth in the Company's Form 20-F for 1998 (Item 13) on file with the Securities and Exchange Commission.

     Other Company -- VG Relationships. For the three and six months ended June 30, 1999, the Company charged VG $2.4 million and $4.3 million, respectively, for certain Information Technology ("IT") services, pursuant to an IT services agreement between the parties under which the Company provides VG use of the Company's IT and telephony infrastructure. Pricing was based on third-party information the Company obtained concerning outsource rates charged for similar arrangements by third parties. During the third quarter of 1999, the IT services agreement was terminated and the Company will no longer be providing these IT services to VG. For the three and six months ended June 30, 1998, the Company charged VG $4.0 million and $7.7 million, respectively, for IT services. Such amounts have been reflected as reductions in operating expenses in the accompanying Condensed Consolidated Financial Statements.

     In March 1999, the Company entered into a development agreement with a wholly-owned subsidiary of VG. Under the agreement, the subsidiary agreed to pay the Company $5 million as a one-time development fee for perpetual use of the existing version of the licensed Baan technology, and $1 million representing annual upgrade fees of $500,000 over each of the next two years for any enhancements to the licensed technology. The agreement was contingent on an independent valuation and Supervisory Board approval and, therefore, the $6 million was recorded as deferred revenue in the first quarter of 1999. During the second quarter of 1999, an independent valuation and Supervisory Board approval were received and the $5 million of license revenue was recognized.

     During 1998, the Company entered into OEM agreements with certain software companies owned or controlled by VG. During the first six months of 1999, royalties and development expenses in connection with such agreements were not material. There were no such expenses during the first half of 1998.

     In addition, the Company has entered into several agreements with VG entities under which the Company paid VG certain product, marketing, services, or lease fees during 1998 and 1999. These agreements

                               BAAN COMPANY N.V.

                                  (UNAUDITED)

3 TRANSACTIONS WITH RELATED PARTIES -- (CONTINUED) include royalty agreements under which the Company is authorized to resell instructional or other materials created by certain companies owned or controlled by VG; subcontracting agreements whereby the Company retains the services of certain VG entities to assist in fulfilling customer commitments; and lease agreements for certain of the Company's Netherlands facilities that were properties owned by VG entities. The total costs and expenses incurred by the Company during the first half of 1998 and 1999 associated with these agreements were not material.

4  NON-RECURRING ACTIVITIES

     In October 1998, the Company announced a comprehensive reorganization plan to reduce the Company's expense levels and to streamline operations. In connection with the reorganization, the Company recognized a non-recurring charge of approximately $140.5 million during the fourth quarter of 1998. During the second quarter of 1999, $13.2 million of restructuring costs previously recorded were paid. In addition, the Company made certain changes to the reorganization plan resulting in a reversal of approximately $6.6 million. The reversal of this accrual is reflected in non-recurring expenses in the accompanying Condensed Statements of Operations.

     During the second quarter of 1999, the Company disposed of one of its global sales units to help further reduce costs. As a result, the Company recognized a non-recurring charge of approximately $7.0 million during the second quarter of 1999. This charge is included in non-recurring expenses in the accompanying Condensed Statements of Operations. The non-recurring charge is comprised of severance-related costs of approximately $3.5 million, office closure costs of approximately $3.0 million, and other contractual commitments of approximately $0.5 million.

     The following table, expressed in thousands, summarizes the Company's fourth quarter of 1998 and second quarter of 1999 non-recurring expenses and remaining accrual as of June 30, 1999:

                                   TOTAL      CASH       ASSET       REVERSAL    ACCRUAL BALANCE
                                   COSTS      PAID     WRITE-OFFS   OF ACCRUAL   AT JUNE 30, 1999
                                  --------   -------   ----------   ----------   ----------------
Q4 1998 reorganization:
  Asset write-downs.............  $ 27,299   $    --    $27,299       $   --          $   --
  Loss on disposal of assets....    58,030     8,903     45,988        1,200           1,939
  Severance-related costs.......    22,204    21,641         --           --             563
  Sales and marketing
     programs...................    21,694     1,601     14,693        5,400              --
  Closure of offices............     9,849     9,220         --           --             629
  Other non-recurring charges...     1,425     1,425         --           --              --
                                  --------   -------    -------       ------          ------
                                  $140,501   $42,790    $87,980       $6,600          $3,131
                                  ========   =======    =======       ======          ======
Q2 1999 disposal:
  Severance-related costs.......  $  3,443   $ 1,524         --           --          $1,919
  Closure of offices............     3,040       454         --           --           2,586
  Other non-recurring charges...       541       178         --           --             363
                                  --------   -------    -------       ------          ------
                                  $  7,024   $ 2,156         --           --          $4,868
                                  ========   =======    =======       ======          ======

     During the second quarter of 1998, the Company completed the acquisition of the outstanding shares of CODA Group plc. ("CODA"), a provider of financial software. In connection with the acquisition of CODA, the Company recognized $14.4 million of non-recurring expenses consisting of $9.6 million for the write-off of software development costs, $3.0 million for related professional fees, and $1.8 million of restructuring expenses, including severance and other costs associated with the consolidation of operations.

                               BAAN COMPANY N.V.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements that are subject to risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include but are not limited to those set forth under "Risk Factors" in this Form 6-K, and the factors discussed in the Company's Form 20-F for fiscal 1998 filed with the Securities and Exchange Commission.

OVERVIEW

     The Company's principal source of revenues consists of license fees and related services, including consulting, education and maintenance. License revenues are derived from software licensing fees, and are recognized upon the execution of a signed agreement, delivery of the software, an assessment that the resulting fee is fixed and determinable, and collection of the resulting receivable is deemed probable. The Company recognizes revenues on sales to the indirect channel partners based on reseller sales to end-users. Maintenance revenues for ongoing customer support and product updates are recognized ratably over the term of the maintenance period, which is typically twelve months. Service revenues from training and consulting are recognized when the services are performed.

TOTAL NET REVENUES

     Total net revenues decreased 25% ($57.3 million) to $172.8 million and 15% ($61.0 million) to $348.6 million in the three and six months ended June 30, 1999, respectively, when compared to the corresponding periods in 1998. Net revenues for EMEA (Europe, Middle East and Africa), North America and for Latin America and Asia Pacific combined for the three months ended June 30, 1999 were 54%, 36% and 10%, respectively, compared to 53%, 40% and 7% for the corresponding period in 1998. Net revenues for EMEA, North America and for Latin America and Asia Pacific combined for the six months ended June 30, 1999 were 51%, 40% and 9%, respectively, compared to 50%, 42% and 8% for the corresponding period in 1998.

LICENSE REVENUE

     License revenue decreased 59% ($76.9 million) to $54.4 million for the three month period ended June 30, 1999 compared to $131.3 million in the same period in 1998. For the six months ended June 30, 1999, license revenue decreased 47% ($104.7 million) to $119.5 million compared to $224.2 million in the same period in 1998. License revenue as a percentage of total net revenues was 31% and 34% for the three and six months ended June 30, 1999, respectively, compared to 57% and 55% for the same periods in 1998. The Company believes that the enterprise applications software market is being negatively impacted by a number of industry-wide issues including: (i) global economic difficulties and uncertainty; (ii) reductions in capital expenditures by large customers; (iii) increasing competition; and (iv) increased customer focus on addressing Year 2000 problems. The Company believes the impact of these market forces was initially more pronounced upon the Company because, as compared to certain of its competitors, license fees had comprised of a greater percentage of the Company's total revenue, as compared to non-license revenues such as maintenance, service and consulting. These factors have, in turn, given rise to a number of market trends that have slowed license revenue growth, including (a) longer sales cycles; (b) increased uncertainty of customers in making purchasing decisions; (c) deferral or delay of IT projects and generally reduced expenditures for software; (d) reallocation of reduced capital expenditures to fix Year 2000 problems of existing systems; and (e) increased price competition. The Company expects these factors to continue to impact license revenues and that these trends will continue during 1999 until global economic conditions improve and Year 2000 compliance is complete.

MAINTENANCE AND SERVICE REVENUE

     Maintenance and service revenue increased 20% ($19.7 million) to $118.5 million and 24% ($43.6 million) to $229.0 million for the three and six month periods ended June 30, 1999, respectively, compared to $98.8 million and $185.4 million for the same periods in 1998. These increases were primarily attributable to increased maintenance fees and services to a larger installed base of customers. As a percentage of total net revenues, maintenance and service revenue was 69% and 66% for the three and six month periods ended June 30, 1999, respectively, compared to 43% and 45% for the same periods in 1998.

GROSS PROFIT

     The following table, expressed in thousands, sets forth, for the periods indicated, gross profit and gross margin for each revenue category:

                                            THREE MONTHS ENDED JUNE 30,                  SIX MONTHS ENDED JUNE 30,
                                     -----------------------------------------   -----------------------------------------
                                            1999                  1998                  1999                  1998
                                     -------------------   -------------------   -------------------   -------------------
                                                  % OF                  % OF                  % OF                  % OF
                                                REVENUE               REVENUE               REVENUE               REVENUE
                                        $       CATEGORY      $       CATEGORY      $       CATEGORY      $       CATEGORY
                                     --------   --------   --------   --------   --------   --------   --------   --------
Gross profit:
  License..........................  $41,453       76%     $124,810      95%     $ 92,239      77%     $210,539      94%
  Maintenance and Services.........   32,453       27        30,946      31        58,501      26        48,522      26
                                     -------       --      --------      --      --------      --      --------      --
        Total gross profit.........  $73,906       43      $155,756      68      $150,740      43      $259,061      63
                                     =======       ==      ========      ==      ========      ==      ========      ==

     The Company's gross profit as a percentage of total net revenues was 43% for each of the three and six month periods ended June 30, 1999, respectively, compared to 68% and 63% for the same periods in 1998. The decrease in gross margin for the three and six months ended June 30, 1999, compared to the same periods in 1998, is a result of the shift in business mix from higher margin license revenue to lower margin maintenance and service revenue.

     Gross margin on license revenue was 76% and 77% for the three and six months ended June 30, 1999, respectively, compared to 95% and 94% for the same periods in 1998. Cost of license revenues consists primarily of amortization of capitalized software, the cost of third party software, and the cost of media and freight. The decrease in gross margins on license revenue from 1998 to 1999 is due primarily to lower license revenue and higher amortization of capitalized software costs. Amortization of capitalized software amounted to $7.7 million and $15.3 million for the three and six months ended June 30, 1999, respectively, compared to $2.6 million and $4.9 million for the same periods in 1998.

     Gross margin on maintenance and service revenues was 27% and 26% for the three and six month periods ended June 30, 1999, respectively, compared to 31% and 26% for the same periods in 1998. The gross margin decrease for the second quarter of 1999 compared to the same period in 1998 was primarily due to an increase in subcontractor costs. Cost of maintenance and service revenues consists primarily of cost of product support, consulting and training, including associated software engineering services.

SALES AND MARKETING

     The Company's sales and marketing expenses decreased 31% ($16.6 million) to $36.5 million and 15% ($15.0 million) to $85.6 million in the three and six month periods ended June 30, 1999, respectively, from $53.1 million and $100.6 million for the same periods in 1998. The second quarter of 1999 reflects the impact of the fourth quarter of 1998 reorganization effort aimed at streamlining operations and reducing costs. Sales and marketing expenses also include net foreign currency transaction gains of $8.1 million and $10.9 million for the three and six months ended June 30, 1999, respectively, compared to net losses of $0.6 million and $0.8 million for the corresponding periods in 1998. These foreign currency transaction gains and losses result from the worldwide cash management activities undertaken by the Company in support of its sales and marketing subsidiaries. The Company's subsidiaries, which act as sales offices, supplement their cash requirements with loans from the parent company in The Netherlands. In addition, the loans are used to settle various intercompany transactions such as required royalty payments. These intercompany accounts are denominated in the functional currency of the subsidiary in order to centralize foreign exchange risk with the parent company in The Netherlands. Accordingly, the intercompany loans result in currency gains and losses, which are recorded as sales and marketing expenses since they relate to operations of the Company's sales subsidiaries. As a percentage of total net revenues, sales and marketing expenses were 21% and 25% for the three and six month periods ended June 30, 1999, respectively, compared to 23% and 25% for the same periods in 1998.

RESEARCH AND DEVELOPMENT

     Research and development expenses decreased 13% ($4.5 million) to $31.0 million and increased 2% ($1.6 million) to $67.7 million for the three and six month periods ended June 30, 1999, respectively, from $35.5 and $66.1 million for the same periods in 1998. As a percentage of total net revenues, research and development expenses were 18% and 19% for the three and six month periods ended June 30, 1999, respectively, compared to 15% and 16% for the same periods in 1998. The decrease in research and development expenses in absolute dollars for the second quarter of 1999 is primarily a result of additional capitalized research and development expenses and lower third-party costs. The Company capitalized 16% and 13% of aggregate research and development expenditures for the three and six month periods ending June 30, 1999, respectively, compared to 12% for each of the same periods in 1998. Aggregate research and development expenditures, including both research and development expenses and capitalized software costs, were $36.6 million and $78.1 million for the three and six month periods ended June 30, 1999, respectively, compared to $40.3 million and $75.1 million for the same periods in 1998.

     The Company believes it is critical to the Company's future success to continue to develop new and enhanced products and technologies. Accordingly, the Company intends to continue to make significant investments in its research and development activities.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses decreased 38% ($10.6 million) to $17.3 million and 32% ($16.1 million) to $34.1 million for the three and six month periods ended June 30, 1999, respectively, from $27.9 million and $50.2 million for the same periods in 1998. As a percentage of total net revenues, general and administrative expenses were 10% for both the three and six months ended June 30, 1999, respectively, compared to 12% for both of the same periods in 1998. The decrease in general and administrative costs in absolute dollars is primarily a result of the fourth quarter of 1998 reorganization effort aimed at streamlining operations and reducing costs. General and administrative expenses include charges of $2.0 million and $3.8 million to bad debt expense for the three and six months ended June 30, 1999, respectively, compared to $5.0 million and $5.2 million for the same periods in 1998. General and administrative expenses also include the amortization of intangible assets of $4.4 million and $9.9 million for the three and six months ended June 30, 1999, respectively, compared to $2.6 million and $4.4 million for the same periods in 1998. The amortization arose from certain of the Company's acquisitions.

NON-RECURRING EXPENSES

     During the fourth quarter of 1998, the Company completed key elements of its reorganization plan to reduce costs and gain efficiencies across all aspects of the organization. In connection with these efforts, the Company recorded non-recurring charges of $140.5 million related to restructuring, losses on the disposal of certain under-performing business entities and other assets, and other asset write-downs. The restructuring component of the charge was $55.2 million and included severance-related expenses for over 1000 employees, costs associated with the cancellation of certain marketing and sales programs, and costs related to the consolidation and closure of approximately 50 offices. The Company disposed of certain non-strategic business entities and recognized a loss of $58.0 million in connection with the disposal of those assets. The Company also recognized a charge of $27.3 million for the write-down of certain long-lived assets in connection with the reorganization. During the second quarter of 1999, the Company made certain changes in the reorganization plan resulting in a reversal of approximately $6.6 million. The reversal of this accrual is reflected in non-recurring expenses in the accompanying Condensed Statements of Operations. Approximately $3.1 million of the fourth quarter of 1998 non-recurring charge remains accrued as of June 30, 1999. See Note 4 of the Notes to Condensed Financial Statements.

     During the second quarter of 1999, the Company disposed of one of its global sales units to help further reduce costs. As a result, the Company recognized a non-recurring charge of approximately $7.0 million during the second quarter of 1999. This charge is included in non-recurring expenses in the accompanying Condensed Statements of Operation. The non-recurring charge is comprised of severance-related costs of approximately $3.4 million, office closure costs of approximately $3.0 million, and other contractual commitments of approximately $0.5 million.

     In connection with the acquisition of CODA Group plc. in the second quarter of 1998, the Company recognized non-recurring charges of $14.4 million consisting of a $9.6 million write-down of duplicative capitalized software development costs, a $3.0 million non-recurring charge for related professional fees, and a $1.8 million restructuring charge, primarily severance related costs and other costs associated with the consolidation of operations.

NET OTHER INCOME AND EXPENSE

     Net other expense was $1.9 million for the three months ended June 30, 1999 compared to net other income of $0.2 million for the same period in 1998. Net other expense was $3.2 million for the six months ended June 30, 1999 compared to net other income of $0.5 million for the same period in 1998. Net other expense is primarily interest expense on the convertible notes and amortization of debt issuance costs.

INCOME TAXES

     In July 1997, the Company was notified by the Dutch tax authorities that it qualified for a reduced tax rate for the next ten years effective January 1997 on certain income as defined in the agreement.

     At December 31, 1998 the Company had net operating losses generated in various countries totaling approximately $445,449,000 of which $333,000,000, $25,074,000 and $67,905,000 were generated in The Netherlands, Germany and the United States, respectively. The Netherlands and Germany net operating losses can be carried forward indefinitely to offset future taxable income. The net operating losses generated in the United States expire in 2008 or later. As of December 31, 1998, the Company established a valuation allowance for all net operating losses.

     The Company's effective tax for 1998 was 6%, primarily due to benefits realized from the carryback of operating losses. The effective tax rate for the three and six months ended June 30, 1999 was 30%.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1999, the Company had cash, cash equivalents and marketable securities of $121.7 million and working capital of $93.4 million. For the six months ended June 30, 1999, the Company's operating activities used net cash of $67.6 million. Accounts receivable net of allowance for doubtful accounts was $236.6 million at June 30, 1999 compared to $252.1 million at December 31, 1998. Accounts receivable days' sales outstanding (the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) was 123 days as of June 30, 1999, compared with 173 days as of December 31, 1998.

     Investing activities used $17.7 million of cash in the six-month period ended June 30, 1999. As of June 30, 1999, with the exception of the additions to property and equipment and capitalized software development costs, the Company had no significant capital commitments.

     Financing activities provided cash of $15.6 million in the six-month period ended June 30, 1999, primarily $10.0 million from short-term working capital borrowings in connection with partner marketing activities and approximately $6.6 million from the issuance of common shares upon exercise of stock options and for the Company's employee stock purchase plan.

     As of June 30, 1999, the Company had a credit facility with ABN AMRO Bank in The Netherlands which allowed the Company and its subsidiaries to borrow up to NLG 40 million (or $18.8 million, based on the exchange rate at June 30, 1999). In July 1999, the Company replaced this line of credit with a $75 million revolving credit facility collateralized by certain of the Company's receivables. In addition, certain of the Company's subsidiaries have additional bank credit agreements for relatively small amounts. As of June 30, 1999, the Company had no short-term borrowings against any of its lines of credit.

     The Company's long-term debt consists principally of $190 million of unsecured convertible subordinated notes ("Notes") due in 2001. The Notes are redeemable by the Company prior to December 16, 1999 under certain conditions and are redeemable by the Company at any time after such date. At the Noteholders' option, the Notes are convertible into common shares at any time with each $1,000 principal amount of Note convertible into approximately 23 common shares. Accordingly, if the notes are called for redemption at a time when the share price exceeds $22, it is in the Noteholders' economic interest to convert the Notes rather than accept redemption. The Notes were issued with the expectation that Noteholders would convert rather than accept redemption. However, as the Company can not predict what the Company's stock price will be in 2001, there can be no assurance that the Company will be able to satisfy its monetary obligations under the Notes through the issuance of common shares.

     In December 1998, Fletcher International Limited ("Fletcher") made a $75 million equity investment in the Company. Fletcher paid $75 million to the Company in exchange for subscription to common shares, which will be purchased during the period August 1, 1999 through December 31, 2001. The number of common shares and the price per share will be based on future stock price movement and will be calculated when the shares are purchased. In no event may the exercise price exceed $16.00 per share, which results in the minimum issuance of approximately 5 million common shares. Subject to certain terms, the agreement also provides for an additional investment of up to $150 million in the Company over the next three years (again based on a formula based on the market price of the Company shares at or around the time of exercise). For nine months commencing October 1, 1999, the Company has the right to require Fletcher to purchase up to $75 million worth of additional common shares. To the extent that the Company has not fully exercised its right, Fletcher has the right to purchase any unexercised portion during the remaining term of the agreement. Also, for 27 months commencing October 1, 1999, Fletcher has the additional right to purchase another $75 million in common shares.

     The Company believes that existing cash, cash equivalents and short-term marketable securities, cash generated by operations, and existing credit facilities, will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months. The Company's business may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when required, or that such additional acceptable terms.

YEAR 2000

     Background. Some computer hardware, software and other date-dependent equipment were designed with programming code in which calendar year data is abbreviated to only two digits (e.g., 1998 is abbreviated to 98). As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are commonly referred to as the "Year 2000 Problem."

     The Company believes that the demand for its products to date has been positively impacted by the increased corporate awareness of the Year 2000 Problem and the need to upgrade and/or replace legacy applications in order to accommodate the change in date to the year 2000. The Company's standard software offerings introduced since 1993 have been designed to be Year 2000 compliant (as defined in detail below). The Company and certain of its competitors have experienced a deceleration of the rate of growth in new license sales in recent periods, as compared to the growth rates experienced in the enterprise business management software marketplace in immediately preceding periods, as companies complete their preparation for the Year 2000 or determine it may be too late to complete such preparations in advance of Year 2000. The Company believes that this deceleration will continue for the foreseeable future.

     Customer Products. Since the introduction of its Triton 2.2(d) product in 1993, the Company has designed its standard Enterprise Resource Planning ("ERP") software to be Year 2000 compliant (i.e., with the capability of processing accurately inputted 4-digit year values so that it will be able to correctly recognize the Year 2000 and any inputted year, and that it will also be able to recognize the Year 2000 as a leap year). The Company believes that current versions of other standard products to which the Company has recently acquired ownership are also now Year 2000 compliant.

     The Company has made available on its Web site, at www.baan.com, complete information on the Year 2000 compliance of the Company's products, for the benefit of customers, potential customers, and other interested parties. It also provided a direct mailing to its current customer list expressly identifying for customers those Company products that are Year 2000 compliant and those that are not; that mailing also referred customers to the Company Web site for the most current information. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company's software products have been identified or corrected, due to the complexity of these products, the fact that the Company's products operate on computer systems and networks from other vendors not under the Company's control, and the fact that the Company's products interact with software from other vendors not under the Company's control.

     The Company typically requires Year 2000 compliance warranties from third-party vendors whose products are sold in conjunction with or incorporated into the Company's software products. However, the Company has limited or no control over the actions of these third-party suppliers. Any failure of these third parties to comply with these Year 2000 warranties or to resolve Year 2000 problems with their products in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation. In its mailing to customers, and on its Web site, the Company urges customers to perform a comprehensive Year 2000 audit of its internal IT systems that operate with the Company's products, and to contact third-party vendors to obtain Year 2000 assurances with respect to those products that interface with or are used in combination with the Company's products.

     The question of whether a software manufacturer is liable in any way to customers of its installed base who are operating earlier, non-Year 2000 compliant versions of its products has not yet been decided by any court, to the best of the Company's knowledge, although some such claims or related claims are pending. To date, the Company has not been the subject of a Year 2000 claim. To the extent that a customer may assert any such claim against the Company in the future, whether on some contract, tort or other theory, the Company believes it has strong defenses to any such claim (both in contract and on other grounds). However, it has been widely reported that a significant amount of "business interruption" litigation will arise out of Year 2000 compliance issues. It is uncertain whether or to what extent the Company may be affected by such litigation.

     Costs -- Customer Products. The total cost to the Company of completing any required modifications, upgrades or enhancements to its software products to ensure they are Year 2000 compliant is virtually impossible to calculate; since the Company's standard software products are designed to be Year 2000 compliant, any "compliance costs" are in effect a part of normal, ongoing development costs.

     Internal Information Infrastructure. The Year 2000 Problem could affect computers, software, and other equipment used, operated, or maintained by the Company plus office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, elevators, and other office infrastructure. Accordingly, the Company has undertaken a review (which remains ongoing) of all internal computer programs and systems material to business operations, to ensure that the programs and systems will be Year 2000 compliant. Based on the review to date, the Company believes that its internal computer systems are or will be Year 2000 compliant in a timely manner. Certain of the Company's back office systems are operating with recent versions of the Company's standard ERP software (which software, as noted above, is designed to be Year 2000 compliant), thereby limiting to some extent the breadth of any Year 2000 compliance issues with respect to the Company's internal systems. The Company has also sent a query letter to certain of its significant vendors of internal information technology infrastructure seeking representations from such vendors that their products are Year 2000 compliant. To date the Company has received a limited number of responses to these query letters. Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, there can be no assurance that the Company will not experience unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems.

     Costs -- Internal Information Infrastructure. The total cost to the Company of completing any required modifications, upgrades, or replacements of these internal systems is difficult to estimate. As noted above, the Company's assessment of its internal systems remains ongoing. Nonetheless, through June 30, 1999, the Company's best estimate was that it would cost the Company between $500,000 and $1,000,000 to upgrade its internal systems (both in terms of actual upgrade expenses and personnel costs).

     Potential Consequences of Year 2000 Issues. The Company is attempting to identify and resolve all Year 2000 problems that could materially adversely affect its business operations. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, one cannot accurately predict how many Year 2000 problem-related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. As a result, management expects that the Company could suffer a significant number of operational inconveniences and inefficiencies for the Company and its clients that may divert management's time and attention and financial and human resources from its ordinary business activities. Additionally, the Company does not anticipate a significant number of serious system failures that may require significant efforts by the Company or its clients to prevent or alleviate material business disruptions. In this regard, the Company has not yet formulated contingency plans to deal with any such unforeseen problems.

INTRODUCTION OF EURO

     Background. In January 1999, a new currency called the "Euro" was introduced in certain European Economic and Monetary Union ("EMU") countries. By June 30, 2002 at the latest, all participating EMU countries are expected to be operating with the Euro as their single currency. As a result, in less than one year, computer software used by many companies headquartered or maintaining a subsidiary in a participating EMU country is expected to be Euro-enabled, and in less than four years all companies headquartered or maintaining a subsidiary in a participating EMU country will need to be Euro-enabled. The transition to the Euro will involve changing budgetary, accounting and fiscal systems in companies and public administration, as well as the simultaneous handling of parallel currencies and conversion of legacy data.

     Customer Products. Current versions of the Company's standard ERP software products are designed to, or with currently available updates will, accommodate the implementation of the Euro in compliance with current legislation. In addition, the Company offers two "backported" versions, Triton 3.1b.7 and Baan IVb5, that will also support the implementation of the Euro. The Company's ERP product also provides for "multi-base currency conversion," which allows users to adopt the Euro in a phased approach alongside running existing home currency. The Company believes that current versions of other products to which the Company has recently acquired ownership are also now Euro compliant.

     The Company offers products from third-party vendors that contain Euro functionality and are sold in conjunction with or incorporated into the Company's software products. However, the Company has limited or no control over the actions of these third-party suppliers. Any failure of these third parties to comply with the Euro guidelines or to resolve Euro problems with their products in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation.

     The Company has made available on its Web site, at www.baan.com, complete information on the Euro compliance of the Company's products for the benefit of customers, potential customers, and other interested parties. However, management believes that it is not possible to determine with complete certainty that all Euro problems affecting the Company's software products have been identified or corrected, due to the complexity of these products, the fact that the Company's products operate on computer systems and networks from other vendors not under the Company's control, and the fact that the Company's products interact with software from other vendors not under the Company's control.

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     Internal Accounting and Invoicing Systems.  The Company is not aware of any material operation issues or costs associated with preparing its own internal systems for the Euro. As noted above, certain of the Company's back office systems are operating with recent versions of the Company's ERP software, thereby limiting to some extent the breadth of any Euro compliance issues with respect to the Company's internal systems. The Company does utilize third party vendor equipment and software products that may or may not be Euro compliant. Although the Company is currently taking steps to address the impact, if any, of Euro compliance for such third party products, the failure of any critical components to operate properly in a Euro environment may have an adverse effect on the business or results of operations of the Company or require the Company to incur expenses to remedy such problems.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     Foreign Exchange. The Company is subject to risks typical of a global business, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange volatility.

     The Company's exposure to foreign exchange rate fluctuations arises mainly from intracompany transactions relating to financing activities, royalty charges and other cost allocations which flow through intracompany accounts with its subsidiaries. These intracompany accounts are typically denominated in the functional currency of the subsidiary in order to centralize the foreign exchange risk with the parent company in the Netherlands.

     The Company conducts a significant portion of its business in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Euro. While the Company has historically recorded a majority of its expenses in Dutch guilders (and, since January 1999, is recording such expenses in Euros), especially research and development expenses, the Company realizes a large portion of its revenues in U.S. dollars in addition to guilders (now, Euros). As a result, fluctuation in the value of the Euro relative to the value of the U.S. dollar could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause foreign currency transaction gains and losses. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, there are a number of currencies involved, currency exposures are constantly changing and currency exchange rates continue to have significant volatility. The Company may experience currency losses in the future, and the Company cannot predict the effect of exchange rate fluctuations upon future operating results.

     Interest Rates. The Company invests its surplus cash in a variety of financial instruments, consisting principally of bank time deposits and short-term marketable securities with maturities of less than one year. Cash balances held by subsidiaries are invested in short-term time deposits with the local operating banks.

     The Company accounts for its investment instruments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). All of the cash equivalent and short-term investments are treated as "available for sale" under SFAS 115.

     Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company's future investment income may fall short of expectations due to changes in interest rates or the Company may suffer losses in principal if forced to sell securities which have seen a decline in market value due to changes in interest rates. The Company's investment securities are held for purposes other than trading and have maturities of less than one year.

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

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Form 6-K contain forward-looking statements that are based on current expectations, estimates and projections about the industries in which the Company operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performances and involve certain risks and uncertainties which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements in this Form 6-K report.

     A number of risks that could cause or contribute to such differences have been set forth above. Additional factors include but are not limited to those set forth under "Risk Factors" below. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations.

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

                                  RISK FACTORS

     In addition to the other information contained and incorporated by reference in this Form 6-K, the following factors, which are not intended to be all-inclusive, should be carefully considered in evaluating Baan and our business:

BAAN HAS A LIMITED INTERNATIONAL OPERATING HISTORY, AND HAS RECENTLY RESTRUCTURED OUR OPERATIONS.

     Baan has experienced substantial revenue growth in recent years, but our profitability has varied widely on a quarterly and annual basis. Baan experienced losses and limited profitability prior to 1996. In addition, notwithstanding revenue growth and profitability increases through 1996 and 1997, in 1998 Baan's license revenues declined significantly and we incurred a large loss from operations. If Baan is unable to stabilize and ultimately increase license revenues, Baan's business, operating results and financial condition would be materially adversely affected. In the fourth quarter of 1998, Baan began an effort to streamline and restructure our operations in order to reduce operating costs. This effort resulted in Baan reducing our workforce by approximately 20% and restructuring our operations through the sales of certain operating units of Baan. To the extent that Baan's streamlining, restructuring and cost reductions efforts are not successful, Baan's operating results will be materially adversely affected.

INDUSTRY-WIDE CONDITIONS HAVE RESULTED IN REDUCED LICENSE REVENUES.

     Baan believes that the enterprise applications software market is being negatively impacted by a number of generic issues including: global economic difficulties and uncertainty; reductions in capital expenditures by large customers; increasing competition; and increased customer focus on addressing Year 2000 problems. These factors have, in turn, given rise to a number of market trends that have negatively impacted license revenues including:

     - longer sales cycles;

     - increased uncertainty of customers in making purchasing decisions;

     - deferral or delay of IT projects and generally reduced expenditures for software;

     - reallocation of reduced capital expenditures to fix Year 2000 problems of existing systems; and

     - increased price competition and price reductions for licensed software.

     These conditions and factors contributed to a decline in Baan's license revenues in 1998 from 1997. Baan expects these factors to continue to adversely affect our license revenues and that these trends will continue into 1999 until global economic conditions improve and Year 2000 problems are resolved. Because of the high degree of uncertainty these factors and trends have created in the marketplace, Baan is currently unable to predict whether our license revenues will stabilize at current levels, or when Baan will return to profitability.

BAAN IS SUBJECT TO VARIABILITY OF QUARTERLY OPERATING RESULTS.

     Baan's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. Baan's revenues in general, and in particular our license revenues, are relatively difficult to forecast due to a number of reasons. These include:

     - the relatively long sales cycles for Baan's products, which make it difficult to predict the timing of customer purchase decisions;

     - the size and timing of individual license transactions;

     - the timing of the introduction of new products or product enhancements by Baan or our competitors, which can affect customer purchase decisions;

     - the potential for delay or deferral of customer implementations of Baan's software or changes in customer budgets;

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

     - seasonality of technology purchases and other general economic conditions.

     Baan's software products generally are shipped as orders are received. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because Baan's operating expenses are based on anticipated revenue levels and because a high percentage of Baan's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses.

BAAN HAS DEBT OBLIGATIONS UNDER OUTSTANDING CONVERTIBLE SUBORDINATED NOTES.

     In December 1996, Baan incurred $175 million of indebtedness through the sale of 4.5% convertible subordinated notes payable in the year 2001. That amount increased by an additional $25 million in January of 1997 (for a total of $200 million convertible notes) when an over-allotment option was exercised. As a result of this indebtedness, Baan has substantial principal and interest obligations. As of June 30, 1999, $190 million convertible notes were outstanding. Baan's current debt obligations could make it much more difficult for Baan to obtain additional financing in the future, if such financing is needed for working capital, acquisitions or other purposes. This debt burden could also make Baan more vulnerable to industry downturns and competitive pressures. Further, Baan's working capital declined from $123.9 million at June 30, 1998 to $93.4 million at June 30, 1999. Baan's ability to meet its debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting the operations of Baan, many of which are beyond our control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

BAAN FACES INTENSE COMPETITION.

     The enterprise business application software market is highly competitive. The market is rapidly changing, and is significantly affected by new product introductions, geographical regional market growth, integration of supply chain networks and issues related to policy such as the anticipated requirements of the European Monetary Unit and the Year 2000 date change. Baan's products span an organization's entire value chain, including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management, and are available on the leading internet/intranet, client/server, and database platforms. Baan's current and prospective competitors offer a variety of products and solutions to address these markets. Baan's primary competition comes from a number of large independent software vendors including SAP AG ("SAP"), Oracle Corporation ("Oracle"), J.D. Edwards & Company ("JDE"), Siebel Systems, i2 Technologies, and PeopleSoft, Inc. ("PeopleSoft"). In addition, Baan faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and systems integrators.

     Baan has been seeking to more aggressively target the Small to Medium Sized Enterprises ("SME") market and to expand into enterprise applications beyond the traditional ERP solutions. As Baan pursues these strategies, Baan expects to face additional competition from a number of companies that offer such applications for the SME market, as well as established ERP vendors such as SAP, Oracle and PeopleSoft. For our products outside the ERP market segment, Baan competes with a number of companies, with particular strength in these markets, such as Siebel Systems in the customer interaction software ("CIS") or front-office productivity market, along with i2 Technologies, Inc. and Manugistics Group, Inc. in the supply chain management software market.

     Many of Baan's competitors have significant competitive advantages over Baan, including longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers. In addition, certain competitors, such as SAP, Oracle and PeopleSoft, have well-established relationships with present and potential customers of Baan. Furthermore, companies with significantly greater resources than Baan could attempt to increase their presence in the market by acquiring or forming strategic alliances with competitors of Baan, and such companies may be in a better position to withstand the current slowdown in the ERP market. There can be no assurance that Baan will be able to compete successfully with existing or new competitors.
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

     Baan relies on a number of systems consulting and systems integration firms for implementation and other customer support services. Baan also relies on these firms to recommend Baan's products to potential customers as the potential customers are evaluating different competitive offerings. Although Baan seeks to maintain close relationships with these third-party implementation providers, many of these firms have similar, and often more established, relationships with Baan's principal competitors. If Baan is unable to develop and retain effective, long-term relationships with these third-parties, it would adversely affect Baan's competitive position.

BAAN MUST ATTRACT AND RETAIN KEY EMPLOYEES.

     Baan is largely dependent on a limited number of members of our senior management and other key employees. Baan does not maintain key man life insurance on any personnel. In addition, Baan believes that we must be able to attract and retain highly skilled technical, management, sales, and marketing personnel in order to continue to compete successfully. Competition for such personnel in the computer software industry is intense. Baan may not be able to attract and retain such personnel, and if Baan is not able to do so, this would have a material adverse effect on Baan's business.

BAAN FACES RAPID TECHNOLOGICAL CHANGE AND MUST CONTINUE TO DEVELOP NEW PRODUCTS TO REMAIN COMPETITIVE.

     The market for Baan's software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. In order to remain competitive, Baan must continue to enhance our current product line and to develop and introduce new products that keep pace with technological developments, evolving market needs and increasingly sophisticated customer requirements. Baan believes it must continue to expand product functionality to meet customer needs across broader horizontal markets and in targeted vertical market segments. In addition, Baan must continue to anticipate and respond adequately to advances in RDBMS software, desktop computer operating systems such as Microsoft Windows and successor operating systems, and the highly dynamic and evolving world of e-commerce and use of the Internet. Baan may not be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or in achieving market acceptance for new products.

     Baan has on occasion experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by Baan may contain undetected errors or "bugs" when first introduced or as new versions are released. Despite our testing, these bugs sometimes are only discovered after a product has been installed and used by customers. Baan's most recent software releases and future software releases may contain software errors. Any such errors could impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of Baan's products could also have a material adverse effect on Baan's business and operating results. If Baan were to experience delays in the introduction of new and enhanced products, or if customers were to experience significant problems with the implementation and installation of new releases or were to be dissatisfied with product functionality or performance, it could materially adversely affect Baan's business and operating results.

BAAN FACES CHALLENGES CONCERNING THE INTEGRATION OF ACQUISITIONS.

     As part of our strategy to complement and expand our existing business and product offerings, Baan has acquired a number of companies. In June 1998 Baan acquired CAPS Logistics Inc. ("CAPS Logistics"), a supplier of logistics and transportation, planning and scheduling software; in May 1998 Baan acquired CODA Group plc ("CODA"), a provider of financial software; and in August 1997 Baan acquired Aurum Software, Inc. ("Aurum"), a provider of enterprise-wide sales-force automation software and distribution services. Baan may continue to pursue acquisitions of other companies with potentially complementary product lines, technologies and businesses.

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

     Acquisitions involve a number of risks and difficulties. They include:

     - uncertainty as to market acceptance of the acquired technologies and products;

     - risks of expansion into new geographic markets and business areas;

     - the diversion of management's attention created by the expansion of business breadth and integration challenges; and

     - difficulties associated with the assimilation of the operations and personnel of acquired companies and the integration of acquired companies' business and financial reporting systems.

     Baan may not be able to successfully integrate the operations of acquired businesses. If any such acquisition were to be unsuccessful, Baan's results of operations could be materially adversely affected.

THERE ARE OBSTACLES IN MANAGING INTERNATIONAL OPERATIONS.

     Baan's products are currently marketed in the United States, Germany, The Netherlands, and over 80 countries worldwide. Accordingly, Baan's operations are subject to the risks inherent in international business activities. These risks include:

     - general economic conditions in each country (for example, we note the volatile market conditions affecting most of the Pacific Rim region and Latin America);

     - overlap of different tax structures and potential high tax levels;

     - the complexity of managing an organization spread over various countries;

     - unexpected changes in regulatory requirements;

     - costs and delays associated with compliance with a variety of foreign laws and regulations; and

     - longer accounts receivable payment cycles in certain countries.

     Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

VANENBURG GROUP B.V. OWNS A SIGNIFICANT EQUITY INTEREST IN BAAN.

     Vanenburg Group B.V. ("VG") owned approximately 20% of Baan's outstanding Common Shares at April 9, 1999. Jan Baan and J.G. Paul Baan, by virtue of their positions as managing directors of VG and the control they exercise over the entities that own and control the shares of VG, effectively have the power to vote the Common Shares of Baan owned by VG. Messrs. Jan Baan and J.G. Paul Baan therefore may be deemed to have the effective power to significantly influence the outcome of matters submitted for shareholder action, including the appointment of members of Baan's Management and Supervisory Boards and the approval of any significant change in control transactions. This significant equity interest in Baan may make certain transactions more difficult absent the support of Jan Baan and J.G. Paul Baan, and may have the effect of delaying or preventing any proposed change in control of Baan.

VANENBURG GROUP B.V. CONTROLS APPROXIMATELY ONE-THIRD OF SALES FROM BAAN'S INDIRECT CHANNEL.

     Commencing in 1996, Baan began building an indirect channel as part of our strategy to penetrate the SME market. Approximately 15 of its approximately 230 VARs (value added resellers) are VG subsidiaries known as the "Vanenburg Business Systems" network (or "VBS"). VG announced in the Fall of 1998 its intention to reorganize and/or sell certain of its assets due in part to pressure from lenders. Sales from VBS comprise approximately one-third of total sales in Baan's indirect channel. While down from approximately half of all indirect sales in 1996 and much of 1997, VBS remains a large percentage of Baan's indirect channel. Consequently, any sale of, or operating pressures on, VBS could have a material impact on Baan's indirect channel performance.

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THIRD PARTY AGREEMENTS.

     Baan has contracted with a number of third parties and VG entities from whom we license software for resale (through various OEM, reseller, and distribution agreements) and/or who provide support or service to Baan or its customers. Consequently, any sale of, or operating pressures on, these third parties could have a material impact on Baan's business.

YEAR 2000 UNCERTAINTIES.

     Baan's ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, our ability to identify all Year 2000 issues associated with Baan's products; third-party products sold by Baan or third-party products used in Baan's internal systems; the availability and cost of programming and testing resources; the ability and willingness of third-party vendors to modify propriety software; the extent to which customers access Baan's Year 2000 Web site in order to access the Year 2000 exposure associated with their Baan systems and their ability and willingness to take appropriate upgrade and corrective measures; and unanticipated problems that may by identified in Baan's ongoing compliance review.

BAAN'S SHARE PRICE HAS BEEN HIGHLY VOLATILE.

     The market price of Baan's Common Shares has experienced significant volatility. The price of Baan's Common Shares (split adjusted) has increased from $4.00 per share in Baan's initial public offering in May 1995 to $54.125 in April 1998, and has decreased to a trading price at April 30, 1999 of $9.375 per share. The market price of Baan's Common Shares may be significantly affected by a number of factors, including quarterly variations in operating results, changes in earnings estimates by market analysts, the announcement of new products by Baan or our competitors, and general market conditions. In addition, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations which have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of Baan's Common Shares.

UNITED STATES JUDGMENTS AGAINST NETHERLANDS CORPORATIONS, DIRECTORS AND OFFICERS ARE NOT DIRECTLY ENFORCEABLE IN THE NETHERLANDS.

     Judgments of United States courts, including judgments against Baan, our directors or our officers predicated on the civil liability provisions of the federal securities laws of the United States, are not directly enforceable in The Netherlands.

OTHER MATTERS RELATED TO DUTCH COMPANIES.

     As a Netherlands "naamloze vennootschap" (N.V.), Baan is subject to certain requirements not generally applicable to corporations organized in United States jurisdictions. Among other things, the issuance of shares by Baan must be submitted for resolution of the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the general meeting of shareholders to another corporate body. The issuance of shares by Baan is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or, in case the authority to issue shares has been delegated to another corporate body that has also been empowered by the general meeting of shareholders to exclude or limit such preemptive rights, by such corporate body. In this regard, the general meeting of shareholders has authorized the Management Board of Baan, upon approval by the Supervisory Board, to issue any authorized and unissued shares of Baan at any time up to and including April 30, 2000, and has authorized the Management Board, upon approval by the Supervisory Board, to exclude or limit shareholder preemptive rights with respect to any issuance of such shares up to and including such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, or by Baan's Articles of Association pursuant to an amendment to that effect, for up to five years at a time. This authorization would also permit the issuance of shares in an

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

acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of management of a surviving company may resolve to legally merge Baan). Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash, shares which are issued to employees of Baan or of a group company or shares which are issued to someone exercising a previously acquired right to subscribe for shares. In addition, certain major corporate decisions are subject to prior approval or advice by the Works Council established at Baan Development B.V. and Baan Nederland B.V., two Dutch subsidiaries of Baan.

     In April 1999, a new law became effective in the Netherlands that could significantly restrict a company's ability to grant stock options in or from the Netherlands. The new law also imposes certain additional disclosure obligations on Baan and certain of its employees in connection with their involvement in securities transactions in or from the Netherlands. Baan is currently discussing possible alternatives with the Dutch authorities. Depending on the outcome of those discussions, the new Dutch securities laws could have a material impact on Baan's competitiveness in terms of impairing our ability to recruit and retain directors and employees.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BAAN COMPANY N.V.

                                          By: /s/ James F. Mooney
                                              ----------------------------------
                                                  James F. Mooney
                                                  Chief Financial Officer
Date: August 30, 1999

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